

Mail Stop 3561

August 17, 2007

By Facsimile and U.S. Mail

Mr. Hugo M. Cancio
President and Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, FL 33018

>   **Re: Fuego Entertainment, Inc.**
>   **Amendment No. 3 to Form 10-KSB for Fiscal Year**
>   **Ended May 31, 2006**
>   **Filed July 31, 2007**
>   **Amendment No. 1 to Form 10-QSB for Fiscal Quarter**
>   **Ended February 28, 2007**
>   **Filed July 31, 2007**
>   **File No.'s 0-52054**

Dear Mr. Cancio:

        We have reviewed your undated response filed on August 1, 2007 to our comment letter dated May 24, 2007 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Form 10-KSB for Fiscal Year Ended May 31, 2006

 Item 6. Management's Discussion and Analysis or Plan of Operation

1. We note your response to comment 2 in our letter dated May 24, 2007 and we reissue our comment. Paragraph 32 does not provide a three year grace period before impairment events are to be considered. Please include an explanation of management's impairment consideration that is consistent with the process described in your accounting policy on page F-8 of Form 10-K/A, as of your balance sheet date.

Item 10. Executive Compensation, page 13

2. We note your response to comment 5 in our letter dated May 24, 2007. The table still does not disclose Mr. Cancio's compensation for the period presented. Please confirm future filings will include the compensation earned by, or paid to, Mr. Cancio. See Item 4-02(A)(2). You may supplementally disclose any portion of earned compensation not paid to Mr. Cancio for the period presented.

Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended February 28, 2007

Balance Sheets, page 4

3. We note your response to comment 9 in our letter dated May 24, 2007. Please confirm this promissory note will be filed as an exhibit to a future filing.

Statement of Operations, page 5

4. We note your response to comment 11 in our letter dated May 24, 2007 and we reissue our comment. Please provide a response that specifically explains:

    - The trade payment terms specific to each customer;
    - The sale date and revenue amounts; and
    - Cash collected by customer, in the aggregate and by date.

5. Explain how the sale arrangements for both customers A and B satisfy the following SAB 13A.1 criteria:

    - Persuasive evidence of the arrangements exist;
    - Delivery has occurred or services were rendered;
    - The seller's priced is fixed or determinable; and
    - Collectibility is reasonably assured.

    To the extent a description of music revenue recognition is not already included in your accounting policy please include a discussion that describes your policy. See paragraph 12 of APB 22.

6. We note your response to comment 12 in our letter dated May 24, 2007. As previously requested, please advise us of your basis for reporting revenues gross for each of the periods presented. The facts and circumstances presently point toward your role as an agent which requires you to present music revenue and cost of sales on a net reporting basis. Please advise or revise to show a net presentation, as appropriate. If and when you meet the gross reporting requirements in EITF 99-19, you may report on a gross basis with expanded disclosure to clarify the presentation change.

<u>Statements of Cash Flows, page 6</u>

7. We note your response to comment 13 in our letter dated May 24, 2007. Provide a basis in GAAP why you still present accrued interest-related parties as a financing activity. See paragraph 23.d of SFAS No. 95. Also, as previously requested, label interest expense as related party in your statement of operations or state in your response it is not related party expense.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna DiSilvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief